Exhibit 99.1

Lavoro Announces Receipt of Non-Compliance Notice from Nasdaq Regarding Delayed Filing of Form 20-F

SÃO PAULO – November 24, 2025 — Lavoro Limited (Nasdaq: LVRO, LVROW) announced today that, as expected, it received a notice of non-compliance (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) on November 19, 2025. The Notice indicated that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) as a result of the delayed filing of its Form 20-F for the year ended June 30, 2025 (the “Form 20-F”).

This notification has no immediate effect on the listing of the Company's securities on Nasdaq.

As the Company previously announced, including on the Form 12b-25 filed on November 3, 2025, the delay in the filing of the Company’s 20-F is due to the complexities associated with the EJ Plan announced in June 2025.

Nasdaq has informed the Company that it must submit a plan by November 28, 2025, in connection with the Notice, to address how it intends to regain compliance with Nasdaq's listing rules. Previously, Nasdaq had granted the Company an exception until December 29, 2025, to file its Form 6-K reporting interim financial information as of and for the six-month period December 31, 2024 (the “Initial Delinquent Filing”). As a result, any additional Nasdaq exception to allow the Company to regain compliance with all delinquent filings, will be limited to a maximum of 180 calendar days from the due date of the Initial Delinquent Filing, or December 29, 2025.

Lavoro expects to submit its plan to Nasdaq by the November 28, 2025 deadline.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Founded in 2017, Lavoro has a wide geographical presence across Latin America, operating in Brazil, Colombia, Uruguay, and Ecuador. Learn more about Lavoro at ir.lavoroagro.com.

Contact

Julian Garrido

julian.garrido@lavoroagro.com

Tigran Karapetian

tigran.karapetian@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com